EXHIBIT 97.1
MSC INDUSTRIAL DIRECT CO., INC.
EXECUTIVE INCENTIVE COMPENSATION RECOUPMENT POLICY

(Adopted June 20, 2023, Effective October 2, 2023)

    MSC Industrial Direct Co., Inc. (“Company”) has adopted this clawback policy as an amendment and restatement of the Company’s Executive Incentive Compensation Recoupment Policy (the “Policy”) and as a supplement to any other clawback policies in effect now or in the future at the Company. To the extent this Policy applies to compensation payable to a person covered by this Policy (as set forth below), it shall be the only clawback policy applicable to such compensation and no other clawback policy shall apply; provided that, if such other policy provides that a greater amount of such compensation shall be subject to clawback, such other policy shall apply to the amount in excess of the amount subject to clawback under this Policy. With the exception of Section 7, this Policy shall be interpreted to comply with the clawback rules found in 17 C.F.R. §240.10D and the related listing rules of the New York Stock Exchange or such other national securities exchange or national securities association (“Exchange”) on which the Company has listed securities, and, to the extent this Policy is any manner deemed inconsistent with such rules, this Policy shall be treated as retroactively amended to comply with such rules.

1. Definitions. 17 C.F.R. §240.10D-1(d) defines the terms “Executive Officer,” “Financial Reporting Measure,” “Incentive-Based Compensation,” and “Received.” As used herein, these terms shall have the same meaning as in that regulation and any interpretive guidance issued thereunder.

2. Application of the Policy. With the exception of Section 7, this Policy shall only apply in the event that the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

3. Recovery Period. The Incentive-Based Compensation subject to clawback is the Incentive-Based Compensation Received during the three completed fiscal years immediately preceding the date that the Company is required to prepare an accounting restatement described in Section 2, provided that the person served as an Executive Officer at any time during the performance period applicable to the Incentive-Based Compensation in question. The date that the Company is required to prepare an accounting restatement shall be determined pursuant to 17 C.F.R. §240.10D-1(b)(1)(ii).

(a) Notwithstanding the foregoing, the Policy shall only apply if the Incentive-Based Compensation is Received (1) while the Company has a class of securities listed on an Exchange and (2) on or after October 2, 2023 (the “Effective Date”).

(b) This Policy will apply to Incentive-Based Compensation Received during a transition period arising due to a change in the Company’s fiscal year pursuant to 17 C.F.R. §240.10D-1(b)(1)(i).

4. Erroneously Awarded Compensation. With the exception of Section 7, the amount of Incentive-Based Compensation subject to recoupment or clawback under this Policy (“Erroneously Awarded Compensation”) is the amount of Incentive-Based Compensation Received that exceeds the amount of Incentive Based-Compensation that otherwise would have been Received had it been determined based on the restated amounts and shall be computed without regard to any taxes paid. For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an accounting restatement: (1) the amount shall be based on a reasonable estimate of the effect of the accounting restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was received; and (2) the Company shall maintain documentation of the determination of that reasonable estimate and provide such documentation to the Exchange.

5. Effectuation of Recovery. The Company shall recover reasonably promptly any Erroneously Awarded Compensation except to the extent that the conditions of paragraphs (a), (b), or (c) below apply. The Board of Directors (the “Board”) shall determine the recoupment method and schedule for each amount of Erroneously Awarded Compensation in a manner that complies with this “reasonably promptly” requirement. Such determination shall be consistent with any applicable legal guidance, by the SEC, judicial opinion, or otherwise. The determination of “reasonably promptly” may vary from case to case and the Board is authorized to adopt additional rules to further describe what repayment schedules satisfy this requirement.

(a) Erroneously Awarded Compensation need not be recovered if the direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered and the Board has made a determination that recovery would be impracticable. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Company shall make a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt(s) to recover, and provide that documentation to the Exchange.

(b) Erroneously Awarded Compensation need not be recovered if recovery would violate home country law where that law was adopted prior to November 28, 2022 and the Board has made a determination that recovery would be impracticable. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on violation of home country law, the Company shall obtain an opinion of home country counsel, acceptable to the Exchange, that recovery would result in such a violation and shall provide such opinion to the Exchange.

(c) Erroneously Awarded Compensation need not be recovered if recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the registrant, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder and the Board has made a determination that recovery would be impracticable.

6. Method of Recoupment. The Board shall determine the method of recoupment and may seek recoupment of the Erroneously Awarded Compensation from an Executive Officer from any of the following sources: prior incentive compensation payments; future payments of incentive compensation; cancellation of outstanding equity awards; future equity awards; and direct repayment. For the avoidance of doubt, the Board may seek recoupment of the Erroneously Awarded Compensation from an Executive Officer via any or all of the following recovery actions (A) repayment by the Executive Officer of all incentive-based compensation that was paid or vested; (B) cancellation of outstanding equity awards, including restricted share awards, restricted stock unit awards, performance stock units, stock appreciation rights, and stock options; (C) payment by the Executive Officer of net proceeds resulting from the sale or other disposition of shares issued upon the exercise of stock appreciation rights and stock options; (D) payment by the Executive Officer of net proceeds resulting from the sale or other disposition of shares underlying any restricted share awards, restricted stock unit awards, or performance stock unit awards upon or following the vesting of such awards; (E) recoupment of any shares held by the Executive Officer issued upon or with respect to which the restrictions have lapsed upon the vesting of restricted share awards, restricted stock unit awards or performance unit awards; and (F) recoupment of any shares held by the Executive Officer issued upon the exercise of stock options.

7. Recoupment of Compensation in Cases of Violation of Post-Employment Restrictive Covenants. In the event that following an Executive Officer’s termination of employment with the Company (1) the Executive Officer discloses confidential information of the Company, (2) within two (2) years of such termination, the Executive Officer directly or indirectly competes with the Company (including through employment by any company which the Company has identified as a competitive company), or (3) within two (2) years of such termination, the Executive Officer solicits any of the Company's customers or employees, the Board may take any one or more of the following actions, to the extent permitted by applicable law: (A) cancel any outstanding equity awards, including restricted share awards, restricted stock unit awards, performance stock units, stock appreciation rights and stock options; (B) recover any net proceeds resulting from the sale or other disposition of shares issued upon the exercise of stock appreciation rights and stock options; (C) recover any net proceeds resulting from the sale or other disposition of shares underlying any restricted share awards, restricted stock unit awards or performance stock unit awards upon or following the vesting of such awards; (D) recoup any shares held by the Executive Officer issued upon or with respect to which the restrictions have lapsed upon the vesting of restricted share awards restricted stock unit awards or performance stock unit awards; and (E) recoup any shares held by the Executive Officer issued upon the exercise of stock options, in the cases of clauses (B) through (E) with respect to stock options that were exercised during the period beginning two years before and ending two years after the Executive Officer’s termination of employment and with respect to restricted share, restricted stock unit awards or performance stock unit awards that vested during the period beginning two years before and ending two years after the Executive Officer’s termination of employment.

8. Board Decisions; Delegation. The Board may delegate to the Compensation Committee all determinations to be made and actions to be taken by the Board under this Policy. Decisions of the Board or the Compensation Committee, as applicable, with respect to this Policy shall be final, conclusive and binding on all Executive Officers subject to this Policy, unless determined to be an abuse of discretion.
9. No Indemnification. Notwithstanding anything to the contrary in any other policy of the Company or any agreement between the Company and an Executive Officer, no Executive Officer shall be indemnified by the Company against the loss of any Erroneously Awarded Compensation.

10. Agreement to Policy by Executive Officers. The Board shall take reasonable steps to inform Executive Officers of this Policy and obtain their agreement to this Policy, which steps may constitute the inclusion of this Policy as an attachment to any award that is accepted by the Executive Officer.

11. Severability. If any provision of this Policy or the application of any such provision to any Executive Officer shall be adjudicated to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Policy, and the invalid, illegal or unenforceable provisions shall be deemed amended to the minimum extent necessary to render any such provision or application enforceable.

12. No Impairment of Other Remedies. This Policy does not preclude the Company from taking any other action to enforce an Executive Officer’s obligations to the Company, including termination of employment or institution of civil or criminal proceedings. This Policy is in addition to the requirements of Section 304 of the Sarbanes-Oxley Act of 2002 that are applicable to the Company's Chief Executive Officer and Chief Financial Officer.